NO. 918322 10 8              13D			   Page 3 of 6 Pages

Item 1.	Security and Issuer.

	The Item 1 response is restated in its entirety as follows:

	This Amendment No. 4 to the Statement on Schedule 13D, as amended about February 26, 1994 by Amendment No. 1, about September 8, 1995 by Amendment No. 2, and about February 18, 1997 by Amendment No. 3, relates to the Common Stock, par value $.01 per share, of VSI Holdings, Inc. ("VSI") (formerly, The Banker's Note, Inc.), the principal address of which is 4900 Highlands Parkway, Smyrna, Georgia 30082.

Item 2.	Identity and Background.

	The Item 2 response is restated in its entirety as follows:

	This Amendment No. 4 is filed by Steve Toth, Jr. ("Toth"), a United States citizen, whose business address is 2100 North
Woodward West, Suite 201, Bloomfield Hills, Michigan 48403. Toth is chief executive officer of Visual Services, Inc. and its affiliates ("Visual Services"), the address of which is Toth's.
Toth is the uncle of Martin S. Suchik, the Executive Vice
President and chief executive officer of VSI ("Suchik"), of which Toth is President. During the last five years, Toth has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation thereof.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Item 3 response incorporates all previous filings of Toth and is hereby amended by adding the following:

	The purpose of this Amendment No. 4 is to report that VSI issued 6,200,000 shares pursuant to a July 1, 1997 plan of merger between VSI, an acquisition subsidiary of VSI, and VISPAC, Inc.
Of the 6,200,000 shares issued, (i) 3,476,635 shares are owned by the Steve Toth, Jr. Grantor Retained Annuity Trust (the "Toth GRAT"), of which Toth is the trustee, (ii) 1,000,850 shares are owned under a Trust Agreement dated December 20, 1976 f/b/o Steve Toth, Jr. (the "Toth Trust"), of which Toth is the trustee, and
(iii) 1,722,515 shares are owned under a Trust Agreement dated September 1, 1966 for the benefit of Toth's adult child (the "Toth Daughter's Trust"), the trustee of which is Toth's spouse.

Item 4.	Purpose of Transaction.

	The Item 4 response is not amended in any way.

NO. 918322 10 8              13D			   Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

	The Item 5 response incorporates all previous filings of Toth and is hereby amended by adding the following:

	As of the date of this Amendment No. 4, Toth beneficially owned 15,019,893 shares of the Common Stock, or approximately
82.0% of VSI's 18,321,287 outstanding shares (excluding 1,091,122 treasury shares):

		(1) Toth is deemed to have the sole right to vote and dispose of all 6,652,483 shares acquired by Visual Services in February 1997 because he is its majority owner.

		Of the 230,000 and 225,297 shares acquired in February 1997 by trusts of Thomas W. Marquis and his spouse, none are included with Toth's holdings, notwithstanding Marquis' employment as a senior officer of Visual Services, because
Toth has no agreement with either Marquis to act in concert in the voting or disposition of their shares in VSI.

		(2) Toth is deemed to have the sole right to vote and dispose of all 3,476,635 shares acquired by the Toth GRAT as reported by this Amendment No. 4 because he, as its trustee, has sole voting and dispositive powers over its assets.

		(3) As reported prior to this Amendment No. 4, Toth, the Toth Trust and the CLT Partnership ("CLT") held 1,000,
775,000 and 400,000 shares. The voting rights of such 1,176,000 shares, together with the 1,000,850 shares acquired by the Toth Trust as reported by this Amendment No. 4, are subject to the January 18, 1994 Voting Agreement. However, since Toth controls Visual Services and the Toth GRAT which are not subject to the Voting Agreement and together hold majority control of VSI, Toth is deemed to have the sole right to vote and dispose of all 1,000, 1,775,850 and 400,000 shares owned by him, the Toth Trust and CLT.

		Toth and the Toth Trust assigned the 1,000 and 775,000 shares to CLT for its use, but the Toth Trust has not assigned the additional 1,000,850 shares to CLT.

		(4) While Toth disclaims beneficial ownership of 2,177,813 shares held by Toth Daughter's Trust, including the 1,722,515 shares acquired as reported by this Amendment No.
4, its trustee, Toth's spouse, may not be reasonably expected not to oppose Toth's initiatives. Accordingly, Toth is deemed to have shared voting and dispositive powers regarding the Trust's 2,177,813 shares.

NO. 918322 10 8              13D			   Page 5 of 6 Pages

		(5) As reported prior to this Amendment No. 4, Toth, the Toth Trust and CLT have certain voting rights to shares owned by Suchik pursuant to the Voting Agreement. As of the date of this Amendment No. 4, Suchik owned 525,000 shares and another 11,113 shares through his self-directed Individual
Retirement Account which are subject to the Voting Agreement.
 Accordingly, Toth is hereby deemed to have shared voting power but no dispositive power concerning the 536,113 shares held by Suchik and his IRA account.

		Another 476,375 shares are owned by an independent trustee of three trusts for the benefit of Suchik's children, the beneficial ownership of which shares is disclaimed by Suchik. Because the independent trustee is not a party to the January 18, 1994 Voting Agreement, Toth is not considered to share voting control over the trusts' shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships
		with Respect to Securities of the Issuer.

	The Item 6 response incorporates all previous filings of Toth and is hereby amended by adding the following:

	As of January 18, 1994, Toth, the Toth Trust, CLT and Suchik entered into the Voting Agreement, whereby Suchik agreed to vote for Toth and his nominee for seats on VSI's Board of Directors, and Toth, the Toth Trust and CLT agreed to vote for the slate of directors nominated by VSI's Board, and Toth and his designee Marquis joined VSI's Board on March 1, 1994. The effect of the Voting Agreement on certain blocks of stock is described in Item
5; the Voting Agreement does not apply to shares owned by Visual Services, the Toth GRAT and Toth Daughter's Trust. The Voting Agreement would apply to the remaining 425,000 option shares which CLT may purchase from VSI before May 2000.

Item 7.	Materials to Be Filed as Exhibits.

	None.

	S I G N A T U R E

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July ___, 1997




							Steve Toth, Jr.

NO. 918322 10 8              13D			   Page 6 of 6 Pages

	Exhibit Index Required by Rule 0-3(c)




            Exhibit

Exhibit I.  Stock Option
Agreement dated as of May 6,
1993.

Exhibit II.  First Amendment
to Stock Option Agreement
dated as of December 30, 1993,
executed on January 18, 1994.

Exhibit III. Voting Agreement
dated as of January 18, 1994.


Sequential Page Number in
Numbering System Required by
         Rule 0-3(b)

Pages 6-12 of Schedule 13D
dated January 14, 1994.


Page 7 of Amendment No. 1
dated February 26, 1994.



Pages 8-9 of Amendment No. 1
dated February 26, 1994.